Exhibit 99.2

ASML Reports Transactions Under Its Current Share Buyback Program

VELDHOVEN, the Netherlands – ASML Holding N.V. (ASML) reports the following transactions, conducted under ASML's current share buyback program.

Date	Total repurchased shares	Weighted average price	Total repurchased value
11-Jul-16	-		-
12-Jul-16	5,000	90.69	453,425.00
13-Jul-16	44,257	91.21	4,036,543.85
14-Jul-16	3	92.67	278.00
15-Jul-16	-		-

ASML’s current share buyback program was announced on 20 January 2016, and details are available on our website at https://www.asml.com/investors/share-buyback/en/s25436

This regular update of the transactions conducted under the buyback program is to be made public under the Market Abuse Regulation (Nr. 596/2014).